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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                               (AMENDMENT NO. 4)

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                  ADT LIMITED
                           (Name of Subject Company)

                                  ADT LIMITED
                     (Name of Person(s) Filing Statement)


                   Common Shares, par value $0.10 per share
          (including the associated preference stock purchase rights)
                        (Title of Class of Securities)

                                  000915 10 8
                     (CUSIP Number of Class of Securities)


                               Stephen J. Ruzika
                                 c/o ADT, Inc.
                             1750 Clint Moore Road
                           Boca Raton, FL 33431-0835
                                (561) 988-3600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)


                                With a copy to:

                            David W. Ferguson, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Ave.
                           New York, New York 10017

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                                 INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas Corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares").
All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 3.Identity and Background.

               The response to Item 3(b)(1) is hereby amended by adding the following after the sixteenth full paragraph under Item 3(b)(1):

               On March 27, 1997, the Board resolved, by unanimous written consent, that the Distribution Date (as defined in the Rights Agreement) for the Rights shall be extended until August 15, 1997 or such earlier date as may be determined by the Board.


                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                    ADT LIMITED


                                    By:  /s/ Stephen J. Ruzika
                                         _______________________________
                                         Stephen J. Ruzika
                                         Chief Financial Officer, Executive
                                         Vice President and Director
                                         (Principal Financial Officer and
                                         Principal Accounting Officer)

Dated: March 28, 1997